UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

IPASS INC.
(Name of Issuer)

Shares of Common Stock, $0.001 par value per share
(Title of Class of Securities)

46261V108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,887,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,887,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,887,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,887,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,887,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,887,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Capital (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,887,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,887,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,887,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,887,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Neil Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,887,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,887,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The net investment costs (including commissions, if any) of the shares of Common Stock purchased by Foxhill Master Fund is approximately $4,646,857.  The source of these funds was the working capital of Foxhill Master Fund.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 59,192,745 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 30, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2010.

A. Foxhill Master Fund

(a)	As of the close of business on July 9, 2010, Foxhill Master Fund beneficially owned 2,887,959 shares of Common Stock.

Percentage: Approximately 4.9%.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,887,959

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,887,959

(c)	The transactions in the shares of Common Stock by Foxhill Master Fund since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

B. Foxhill Opportunity

(a)	As the general partner of Foxhill Master Fund, Foxhill Opportunity may be deemed to beneficially own the 2,887,959 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 4.9%.

CUSIP NO. 46261V108

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,887,959

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,887,959

(c)
Foxhill Opportunity did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the shares of Common Stock on behalf of Foxhill Master Fund since the filing of Amendment No. 7 to the Schedule 13D are set forth on Schedule A and are incorporated by reference.

C. Foxhill Offshore

(a)	As the general partner of Foxhill Master Fund, Foxhill Offshore may be deemed to beneficially own the 2,887,959 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 4.9%.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,887,959

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,887,959

(c)
Foxhill Offshore did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the shares of Common Stock on behalf of Foxhill Master Fund since the filing of Amendment No. 7 to the Schedule 13D are set forth on Schedule A and are incorporated by reference.

D. Foxhill GP

(a)	As the general partner of Foxhill Opportunity, Foxhill GP may be deemed to beneficially own the 2,887,959 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 4.9%.

CUSIP NO. 46261V108

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,887,959

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,887,959

(c)
Foxhill GP did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the shares of Common Stock on behalf of Foxhill Master Fund since the filing of Amendment No. 7 to the Schedule 13D are set forth on Schedule A and are incorporated by reference.

E. Foxhill Capital

(a)
Foxhill Capital, as the investment manager of Foxhill Opportunity, Foxhill Offshore, and Foxhill Master Fund, may be deemed to beneficially own the 2,887,959 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 4.9%.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,887,959

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,887,959

(c)
Foxhill Capital did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the shares of Common Stock on behalf of Foxhill Master Fund since the filing of Amendment No. 7 to the Schedule 13D are set forth on Schedule A and are incorporated by reference.

F. Neil Weiner

(a)	Neil Weiner, as the managing member of Foxhill GP and Foxhill Capital, may be deemed to beneficially own the 2,887,959 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 4.9%.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,887,959

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,887,959

CUSIP NO. 46261V108

(c)
Mr. Weiner did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the shares of Common Stock on behalf of Foxhill Master Fund since the filing of Amendment No. 7 to the Schedule 13D are set forth on Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	As of July 7, 2010, the Reporting Persons ceased to be beneficial owners of more than 5% of the securities of the Issuer.

Each of Foxhill Master Fund, Foxhill Opportunity, Foxhill Offshore, Foxhill GP, Foxhill Capital and Mr. Weiner, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the shares of Common Stock of the Issuer owned in the aggregate by the others.  Each of Foxhill Master Fund, Foxhill Opportunity, Foxhill Offshore, Foxhill GP, Foxhill Capital and Mr. Weiner disclaims beneficial ownership of the shares of Common Stock he/it does not directly own, except to the extent of his/its pecuniary interest therein.

CUSIP NO. 46261V108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2010	FOXHILL OPPORTUNITY MASTER FUND, L.P.

By: Foxhill Opportunity Offshore Fund Ltd., its general partner
By: Foxhill Capital Partners, LLC, its investment manager

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL OPPORTUNITY FUND, L.P.

By: Foxhill Capital (GP), LLC, its general partner

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL OPPORTUNITY OFFSHORE FUND, LTD.

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Director

FOXHILL CAPITAL (GP), LLC

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

CUSIP NO. 46261V108

FOXHILL CAPITAL PARTNERS, LLC

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

/s/ Neil Weiner
Neil Weiner

CUSIP NO. 46261V108

SCHEDULE A

Transactions in the Shares of Common Stock Since the Filing of Amendment No. 7 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/ Sale
FOXHILL OPPORTUNITY MASTER FUND, L.P.
(200,000)	1.2042	06/10/2010
(2,100)	1.2300	06/14/2010
(25,000)	1.2000	06/15/2010
(18,729)	1.2009	06/17/2010
(30,000)	1.2010	06/18/2010
(5,000)	1.1114	07/01/2010
(17,700)	1.1332	07/02/2010
(35,900)	1.1219	07/06/2010
(26,500)	1.1247	07/07/2010
(11,582)	1.1200	07/08/2010
(30,000)	1.1200	07/09/2010
(27,428)	1.1200	07/09/2010